Acre Restaurant
Profit and Loss
January - December 2023

	Total
Income	
CAFE	
Beer Sales Cafe	30,633.25
Food Sales Cafe	966,093.55
Liquor Sales Cafe	202,685.21
Wine Sales Cafe	213,817.95
Total CAFE	**$ 1,413,229.96**
Gross Sales	
Beer Sales	0.00
Food Sales	0.00
Liquor Sales	0.00
Wine Sales	0.00
Total Gross Sales	**$ 0.00**
UPSTAIRS BAR	
Beer Sales Upstairs Bar	7,490.60
Food Sales Upstairs Bar	210,017.64
Liquor Sales Upstairs Bar	93,269.14
Wine Sales Upstairs Bar	72,027.65
Total UPSTAIRS BAR	**$ 382,805.03**
UPSTAIRS DINING	
Beer Sales Upstairs Dining	21,375.35
Food Sales Upstairs Dining	1,661,703.38
Liquor Sales Upstairs Dining	240,141.83
Wine Sales Upstairs Dining	385,585.44
Total UPSTAIRS DINING	**$ 2,308,806.00**
Total Income	**$ 4,104,840.99**
Cost of Goods Sold	
(A) FOOD COSTS	
Dairy	104,498.59
Grocery	165,395.14
Meat	132,281.80
NA Bev	28,687.99
Poultry	32,090.57
Produce	192,103.72
Seafood	168,924.56
Total (A) FOOD COSTS	**$ 823,982.37**
Beer Costs	19,053.84
Liquor Costs	88,245.65
Wine Costs	194,590.06
Total Cost of Goods Sold	**$ 1,125,871.92**
Gross Profit	**$ 2,978,969.07**
Expenses	
(A) LABOR	
BOH	
BOH Overtime	7,325.87
Dishwashr	152,977.36
Line Cook	442,833.98
Prep Cook	59,558.25
Total BOH	**$ 662,695.46**
FOH	
Bar Down	76,836.68
Bar Up	82,697.22
FOH Overtime	10,155.62
Food Run	79,427.26
Host	77,506.75
SA Down	45,612.98
SA Up	67,913.87
Srvr Down	84,654.10
Srvr Up	128,221.14
Supervisor	167.70
Total FOH	**$ 653,193.32**
Manager	402,589.93
Salaries & Wages	0.00

Total (A) LABOR	**$**	**1,718,478.71**
(A) PAYROLL RELATED EXPENSES		
Banquet Wages		14,682.25
Employee Benefit Deductions		-50,644.98
Employee Benefits		100.00
Employee Bonus		4,250.00
Employee Family Meals		35,800.00
Employee Relations		383.28
Employer Payroll Taxes		211,686.11
Health/Dental/Vision Insurance		232,880.34
Meal Break Penalty		1,836.52
Sick Pay		5,577.47
Vacation		13,406.77
Worker's Comp		42,311.03
Total (A) PAYROLL RELATED EXPENSES	**$**	**512,268.79**
ADVERTISING & MARKETING		
Marketing		14,545.31
Public Relations		19,141.28
Total ADVERTISING & MARKETING	**$**	**33,686.59**
DISCOUNTS		
Employee Discount 50%		11,845.50
House Account		20,970.13
Manager 100% Comp		59,464.61
Manager 100% Comp (Anniversary)		75.00
Manager 100% Comp (Birthday)		475.00
Manager 100% Comp (Good Guest)		1,348.00
Manager 100% Comp (Good Will)		1,682.00
Manager Comp $		2,948.21
Manager Comp %		7,154.29
Manager Comp % (Appease Guest)		75.50
Manager Comp % (Good Will)		318.52
Manager Comp % (Server Error)		8.00
Manager Meal		13,007.42
Manager Meal (Manager QC)		225.00
Manager Meal (Shift Meal)		1,062.00
Misc Discounts		428.51
QSA 100%		10,861.03
QSA 100% (Appease Guest)		299.00
QSA 100% (Bar Error)		28.00
QSA 100% (Breakage)		7.00
QSA 100% (Guest Changed Mind)		56.00
QSA 100% (Kitchen Error)		195.00
QSA 100% (QSA Food)		164.00
QSA 100% (Server Error)		99.00
QSA 100% (Took Too Long)		124.00
QSA 100% (Walked Out)		207.00
Total DISCOUNTS	**$**	**133,127.72**
GENERAL BUSINESS EXPENSES		
Alarm Monitoring System		485.00
Automobile Expenses		300.37
Bank Service Charges		76.44
Cash Over & Short		239.32
Chargebacks		0.00
Check Processing Fees		1,398.00
Credit Card Processing Fees		133,704.71
Donations		740.00
Door Dash Fees		-14.95
Dues and Subscriptions		10,008.27
Interest Expense		25,000.00
POS Costs		360.00
Receipt Paper Products		1,295.16
Security Camera		950.48
Stripe Fees		3,049.17
Surcharges		-44,058.28
Technology Building & Maintenance		2,676.40
Uniforms		1,102.49
Website		276.00
Total GENERAL BUSINESS EXPENSES	**$**	**137,588.58**

OCCUPANCY		
CAM Charges		76,956.00
Liability Insurance		18,581.32
Rent		160,500.00
Total OCCUPANCY	$	256,037.32
OUTSIDE SERVICES		
Chemicals & Cleaning		9,480.25
Janitorial		49,900.00
Knife Sharpening		745.00
Linen Service		47,487.61
Music Service		1,081.53
Payroll Fees		14,136.43
Pest Control		2,992.28
Recruiting		1,467.00
Total OUTSIDE SERVICES	$	127,290.10
PROFESSIONAL FEES		
401k Administration		1,956.25
Accounting fees		33,600.00
Legal Fees		1,410.00
Total PROFESSIONAL FEES	$	36,966.25
REPAIRS & MAINTENANCE		
Grease Cleaning		5,305.00
Repairs - Equipment		17,451.53
Repairs - Premises		7,262.19
Total REPAIRS & MAINTENANCE	$	30,018.72
SUPPLIES		
Cleaning Supplies		33,400.95
Decor		1,279.53
Firewood		5,000.19
Ice Machine Rental		4,565.00
Kitchen Supplies		18,642.01
Menu Paper Products		3,587.43
Office supplies		13,902.71
Restaurant Supplies		48,473.79
Total SUPPLIES	$	128,851.61
TAX AND LICENSES		
Business licenses		5,253.25
Total TAX AND LICENSES	$	5,253.25
UTILITIES		
Electricity		73,427.61
Propane		96.64
Telephone Expense		2,411.24
Water		11,751.31
Total UTILITIES	$	87,686.80
Total Expenses	$	3,207,254.44
Net Operating Income	-$	228,285.37
Other Expenses		
1-Time Payment Exceptions		13,148.51
Bob Klein		18,500.00
In Kind Redemptions		0.00
Landlord PGE Reimbursement		3,332.00
Liquor License Fees Une Fete		-24,000.00
Local Business Taxes		3,883.89
One Time Expenses		30,286.08
Property taxes		14,251.79
Research		844.61
Retail Sales		-300.00
Spoton Payment Exceptions		-938.31
Tax Prep Fees		8,000.00
Total Other Expenses	$	67,008.57
Net Other Income	-$	67,008.57
Net Income	-$	295,293.94

Acre Restaurant
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
FRB X2959	91,004.61
FRB X5218	600.00
Petty Cash	504.69
Total Bank Accounts	**$ 92,109.30**
Other Current Assets	
Door Dash	544.41
Employee Advances	6,214.12
Inventory	0.00
Beer Inventory	1,515.00
Food Inventory	8,000.00
Liquor Inventory	31,912.00
NA Bev Inventory	1,061.00
Wine Inventory	28,374.00
Total Inventory	**$ 70,862.00**
Prepaid Interest In Kind Loan	0.00
Spoton Suspense	0.00
Suspense	-3,661.32
Total Other Current Assets	**$ 73,959.21**
Total Current Assets	**$ 166,068.51**
Fixed Assets	
Accumulated depreciation	-260,619.00
Fixed Assets	1,474,699.00
Total Fixed Assets	**$ 1,214,080.00**
Other Assets	
Due from PSDT LLC	300.00
Total Other Assets	**$ 300.00**
TOTAL ASSETS	**$ 1,380,448.51**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	108,463.77
Total Accounts Payable	**$ 108,463.77**
Other Current Liabilities	
Accrued Credit Card Processing Fees	0.00
Accrued Health Ins Premiums	0.00
Accrued Payroll	62,700.00
Accrued Workers Comp	0.00
Auto Gratuity Payable	1,883.20
Birite Payment Plan	0.00
Cash Tips	0.00
Deferred August Rent	0.00
Employee Deduction Liabilities	0.00
Event Deposits	3,000.00
Garnishments Payable	0.00
Gift Card Liability	26,113.95
Loan From Pete	75,000.00
Payroll Suspense	0.00
PRG Suspense	0.00
Sales Tax Payable	39,879.17
Sales Taxes Payable March 2023	44,214.22
Spot On Inkind Loan	0.00
Tips Payable	31,465.12
Total Other Current Liabilities	**$ 284,255.66**
Total Current Liabilities	**$ 392,719.43**
Total Liabilities	**$ 392,719.43**
Equity	
Opening balance equity	1,650,000.00
Retained Earnings	-366,976.98
Net Income	-295,293.94
Total Equity	**$ 987,729.08**
TOTAL LIABILITIES AND EQUITY	**$ 1,380,448.51**

Acre
Cash Flow Statement

Reporting Book:	ACCRUAL
As of Date:	12/31/2023

	Year To Date 12/31/2023
Cash Flows from Operating Activities:	
Net Income (Loss)	(244,317.56)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	78,424.00
Amortization	0.00
Stock-based Compensation	0.00
Changes in Operating Assets and Liabilities:	
Changes in Net Accounts Receivable	
Changes in Accounts Receivable	(7,058.53)
Changes in Allowance for Doubtful Accounts	0.00
Change in Inventory	(18,376.00)
Changes in Prepaid Expenses and Other Assets	(111,455.46)
Changes to Accounts Payable	60,791.22
Changes to Sales and Used Tax Payable	0.00
Changes to Accrued Liabilites and Other Liabilities	109,927.33
Changes to Accrued Income Taxes Liabilities	0.00
Changes to Deferred Income Taxes Assets	0.00
Changes to Deferred Revenue	20,196.48
Changes to Intercompany	
Changes to Intercompany Receivable	0.00
Changes to Intercompany Payable	0.00
Net cash provided by operating Activities	(111,868.52)
Cash Flows from Investing Activities	
Capital Expenditures	(304,133.99)
Net sales (purchases) of ST investements	0.00
Purchase of long term investments and other assets	0.00
Investment in Subsidiary	0.00
Net cash provided by investing activities	(304,133.99)
Cash Flows from Financing Activities	
Changes in Debt Proceeds	75,000.00
Changes in Capital Stock	(104,616.93)
Net cash provided by financing activities	(29,616.93)
Net increase (decrease) in cash	**(445,619.44)**
Cash - Beginning of Period	**344,105.50**
Cash - End of Period	**93,312.11**